Filed by Restoration Robotics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Restoration Robotics, Inc.

Commission File No.: 001-38238

Redefining Aesthetics and Hair Restoration March 15, 2019 ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. ConfidentialRedefining Aesthetics and Hair Restoration March 15, 2019 ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential

Presentation Disclaimers Additional Information for Restoration Robotics, Inc. Common Stockholders In connection with the proposed transactions, Restoration Robotics, Inc. (“Restoration Robotics”) plans to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 including a prospectus with respect to the Restoration Robotics shares to be issued in the merger and a preliminary proxy statement relating to the approval of the merger agreement and related transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed. The definitive proxy statement/prospectus will be mailed to stockholders of Restoration Robotics. This communication is not a substitute for the definitive proxy statement/prospectus and Restoration Robotics URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Restoration Robotics through the web site maintained by the SEC at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Restoration Robotics may also be obtained free of charge by visiting the Restoration Robotics Investor Relations page on its corporate website at https://restorationroboticsinc.gcs-web.com/ or by contacting Restoration Robotics Investor Relations by telephone at 646-536-7000 or by email at ir@restorationrobotics.com. Participants in Solicitation Restoration Robotics, Venus Concept Ltd. (“Venus Concept”) and their respective directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Restoration Robotics in connection with the merger. Information about the directors and executive officers of Restoration Robotics is set forth in Restoration Robotics’ Annual Report on Form 10-K for the period ended December 31, 2017 and filed with the SEC on March 5, 2018 and the proxy statement on Schedule 14A for its Annual Meeting of Stockholders held on June 13, 2018 filed with the SEC on April 26, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed transactions when it becomes available. You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC's website at www.sec.gov. Non-Solicitation You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC's website at www.sec.gov. This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 2Presentation Disclaimers Additional Information for Restoration Robotics, Inc. Common Stockholders In connection with the proposed transactions, Restoration Robotics, Inc. (“Restoration Robotics”) plans to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 including a prospectus with respect to the Restoration Robotics shares to be issued in the merger and a preliminary proxy statement relating to the approval of the merger agreement and related transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed. The definitive proxy statement/prospectus will be mailed to stockholders of Restoration Robotics. This communication is not a substitute for the definitive proxy statement/prospectus and Restoration Robotics URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Restoration Robotics through the web site maintained by the SEC at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Restoration Robotics may also be obtained free of charge by visiting the Restoration Robotics Investor Relations page on its corporate website at https://restorationroboticsinc.gcs-web.com/ or by contacting Restoration Robotics Investor Relations by telephone at 646-536-7000 or by email at ir@restorationrobotics.com. Participants in Solicitation Restoration Robotics, Venus Concept Ltd. (“Venus Concept”) and their respective directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Restoration Robotics in connection with the merger. Information about the directors and executive officers of Restoration Robotics is set forth in Restoration Robotics’ Annual Report on Form 10-K for the period ended December 31, 2017 and filed with the SEC on March 5, 2018 and the proxy statement on Schedule 14A for its Annual Meeting of Stockholders held on June 13, 2018 filed with the SEC on April 26, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed transactions when it becomes available. You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC's website at www.sec.gov. Non-Solicitation You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC's website at www.sec.gov. This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 2

Forward Looking Statements Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger and equity financing involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Restoration Robotics and Venus Concept undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Restoration Robotics has filed with the SEC as well as the possibility that (1) the parties may be unable to obtain stockholder or regulatory approvals required for the proposed transactions; (2) the length of time necessary to consummate the proposed transactions may be longer than anticipated; (3) the parties may not be able to satisfy the conditions precedent to consummate the proposed transactions; (4) the proposed transactions may divert management’s attention from Restoration Robotics’ and Venus Concept’s ongoing business operations; (5) the anticipated benefits of the proposed transactions might not be achieved; (6) the proposed transactions may involve unexpected costs; (7) the business may suffer as a result of uncertainty surrounding the proposed transactions, including difficulties in maintaining relationships with third parties or retaining key employees; (8) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; (9) the parties may be subject to risks related to the proposed transactions, including any legal proceedings related to the proposed transactions and the general risks associated with the respective businesses of Restoration Robotics and Venus Concept, including the general volatility of the capital markets, terms and deployment of capital, volatility of Restoration Robotics share price, changes in the medical device industry, interest rates or the general economy, underperformance of Restoration Robotics’ or Venus Concept’s assets and investments, decreased ability to raise funds and the degree and nature of Restoration Robotics’ and Venus Concept’s competition, as well as the risk that unexpected reductions in Restoration Robotics’ cash balance could adversely affect the portion of the combined company that the Restoration Robotics stockholders retain; (10) activist investors might not approve of the proposed transactions; or (11) the risks that are more fully described in the section titled “Risk Factors” in Restoration Robotics’ most recent Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 5, 2018 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2018 filed with the SEC on November 5, 2018, as well as subsequent and other documents filed from time to time with the SEC by Restoration Robotics could materialize. Additionally, forward-looking statements related to Venus Concept’s future expectations are subject to numerous risks and uncertainties, including risks that planned development milestones and timelines will not be met. Additional risks relating to the transactions and Venus Concept’s business and operations will be set forth in the Registration Statement on Form S-4 and the prospectus and the proxy statement contained therein that Restoration Robotics will file to seek stockholder approval of the merger. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Restoration Robotics described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Restoration Robotics from time to time with the SEC, as well as Risk Factors that will be contained in the Registration Statement on Form S-4 and the prospectus and the definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware. ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 3Forward Looking Statements Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger and equity financing involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Restoration Robotics and Venus Concept undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Restoration Robotics has filed with the SEC as well as the possibility that (1) the parties may be unable to obtain stockholder or regulatory approvals required for the proposed transactions; (2) the length of time necessary to consummate the proposed transactions may be longer than anticipated; (3) the parties may not be able to satisfy the conditions precedent to consummate the proposed transactions; (4) the proposed transactions may divert management’s attention from Restoration Robotics’ and Venus Concept’s ongoing business operations; (5) the anticipated benefits of the proposed transactions might not be achieved; (6) the proposed transactions may involve unexpected costs; (7) the business may suffer as a result of uncertainty surrounding the proposed transactions, including difficulties in maintaining relationships with third parties or retaining key employees; (8) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; (9) the parties may be subject to risks related to the proposed transactions, including any legal proceedings related to the proposed transactions and the general risks associated with the respective businesses of Restoration Robotics and Venus Concept, including the general volatility of the capital markets, terms and deployment of capital, volatility of Restoration Robotics share price, changes in the medical device industry, interest rates or the general economy, underperformance of Restoration Robotics’ or Venus Concept’s assets and investments, decreased ability to raise funds and the degree and nature of Restoration Robotics’ and Venus Concept’s competition, as well as the risk that unexpected reductions in Restoration Robotics’ cash balance could adversely affect the portion of the combined company that the Restoration Robotics stockholders retain; (10) activist investors might not approve of the proposed transactions; or (11) the risks that are more fully described in the section titled “Risk Factors” in Restoration Robotics’ most recent Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 5, 2018 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2018 filed with the SEC on November 5, 2018, as well as subsequent and other documents filed from time to time with the SEC by Restoration Robotics could materialize. Additionally, forward-looking statements related to Venus Concept’s future expectations are subject to numerous risks and uncertainties, including risks that planned development milestones and timelines will not be met. Additional risks relating to the transactions and Venus Concept’s business and operations will be set forth in the Registration Statement on Form S-4 and the prospectus and the proxy statement contained therein that Restoration Robotics will file to seek stockholder approval of the merger. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Restoration Robotics described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Restoration Robotics from time to time with the SEC, as well as Risk Factors that will be contained in the Registration Statement on Form S-4 and the prospectus and the definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware. ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 3

Company Highlights

	VenusConcept	Restoration Robotics
BUSINESS OVERVIEW	• Non-invasive technologies / solutions for aesthetics – 8 major technology platforms – NeoGraft (hair restoration) • Unique subscription model • >11,000 global installed base	• Aesthetic robotic platform focused on hair restoration market • ARTAS iX – Q3 2018 launch – Harvesting + Site Making + Implantation – 3D pre-operative planning • Razor / Razor-blade model
CUSTOMER BASE	Dermatologists / Plastic Surgeons OBGYN Other Physician Groups Med Spa / Chains	Dermatologists / Plastic Surgeons Hair Specialists Other Physician Groups
DIRECT SALES REPS	74 US + 107 OUS = 181 Total (29 direct countries)	10 US + 1 OUS = 11 Total
2018 FINANCIAL SNAPSHOT		
REVENUE	~$100M*	$22.0M
GROSS MARGIN	~75%*	43%

* Based on unaudited preliminary estimates. Venus Concept's financial statements for 2018 have not yet been audited and audited results could differ.

VenusConcept Restoration Robotics
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Venus Concept's Customer Partnership Model

TYPICAL NEW CUSTOMER CONCERNS

- High cost of ownership
- Risk of technology obsolescence
- Cost and effort required for patient acquisition
- Incremental staffing requirements and high staff turnover

PROGRAM FEATURES	PROGRAM BENEFITS
Significant up-front licensing fee	No credit or financing requirement - removes barrier to entry
36-month contract period	High-touch customer philosophy focused on long-term relationship/opportunity
Seamless & cost effective upgrade opportunities	Reduced obsolescence risk
Program protected by device activation codes	Low default risk, improved cash flow and financial predictability

Venus "subscription model" is one differentiated element of Venus Concept's solution to address customer needs [(1)]

(1) Subscription model used in certain geographic markets / product categories. Do not intend to implement with ARTAS system.

VENUSCONCEPT RESTORATION ROBOTICS
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Venus Concept Platforms 2014 2015 2016 2016 2017 2018 2019 2019 Photorejuvenation, Deep Pore Cellulite & Acne, Hair Removal, Sports Medicine / Skin Skin Tightening & High Speed Hair Dermal Body Skin Resurfacing Soft Tissue Resurfacing Wrinkle Reduction Hair Removal Restoration Rejuvenation Contouring and Wrinkle Injuries Solution Reduction ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 6Venus Concept Platforms 2014 2015 2016 2016 2017 2018 2019 2019 Photorejuvenation, Deep Pore Cellulite & Acne, Hair Removal, Sports Medicine / Skin Skin Tightening & High Speed Hair Dermal Body Skin Resurfacing Soft Tissue Resurfacing Wrinkle Reduction Hair Removal Restoration Rejuvenation Contouring and Wrinkle Injuries Solution Reduction ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 6

Transaction Rationale

- Capitalize on "one stop shop" for hair restoration (ARTAS & NeoGraft)
- Drive ARTAS through Venus Concept direct sales channel
- Leverage complementary strengths of Venus Concept and Restoration Robotics R&D teams to drive future innovations
- Explore ways to leverage ARTAS Hair Studio / 3-D pre-operative planning
- Use increased scale of combined company to drive financial performance

VENUSCONCEPT RESTORATION ROBOTICS
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Comprehensive Hair Restoration Portfolio

- $4 Billion Global Hair Restoration Market
- Mix shift from Strip Surgeries to Follicular Unit Extraction (FUE)

Robotic FUE

ARTAS
ROBOTIC HAIR RESTORATION



ARTAS iX
ROBOTIC HAIR RESTORATION
Launched Q3 2018

	ARTAS 9x	*New ARTAS iX*
Capabilities	Harvest + Site Making	Harvest + Site Making + Implantation
Robotic Arm	6-Axis	7-Axis

- Smaller footprint / quieter
- Integrated touch screen

Hand-held FUE

NeoGraft®
A Division of Venus Concept



- Installed base: 600 (US), 300 (OUS)
- >8,000 patients treated in 2018
- "NeoGrafters" (>60 nurses and surgical technicians) eases adoption

VenusConcept RR Restoration Robotics
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Combined Company with Significant Global Reach EUROPE 11 direct countries NORTH AMERICA 3 direct countries ASIA PACIFIC SALES FORCE DETAILS 11 direct countries US Direct MIDDLE EAST / 84 AFRICA Sales Force 2 direct countries ROW Direct 108 Sales Force LATIN AMERICA Total Direct 2 direct countries 192 Sales Force 192 DIRECT SALES REPS IN 29 DIRECT COUNTRIES ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 9Combined Company with Significant Global Reach EUROPE 11 direct countries NORTH AMERICA 3 direct countries ASIA PACIFIC SALES FORCE DETAILS 11 direct countries US Direct MIDDLE EAST / 84 AFRICA Sales Force 2 direct countries ROW Direct 108 Sales Force LATIN AMERICA Total Direct 2 direct countries 192 Sales Force 192 DIRECT SALES REPS IN 29 DIRECT COUNTRIES ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 9

Combined R&D Team Positioned to Innovate

	VENUSCONCEPT	RESTORATION ROBOTICS
Core Competencies	• Non-invasive energy for aesthetic applications – Radiofrequency (RF) – Pulsed Electro Magnetic Fields (PEMF) – Intense Pulsed Light (IPL) – Lasers	• Robotic technology • Machine vision • Artificial intelligence • 3D pre-operative planning • Machine based automation
R&D Team (Location)	40 employees (Israel)	15 employees (San Jose, CA)

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Merger Overview

Transaction Overview	• Stock-for-stock merger • FD Equity Split (pre-financing): – Restoration Robotics – 15% – Venus Concept – 85%
Equity Financing	• $21 million financing led by EW Healthcare Partners • $0.825 price per share • Contingent on closing of merger and other conditions
Convertible Debt Financing	• $5 million financing by Fred Moll and InterWest Partners • Convertible into common stock at a price per share equal to the Equity Financing
Anticipated Close	• Q3 2019

VENUSCONCEPT RESTORATION ROBOTICS
©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential
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Corporate Governance

	NAME	TITLE
Senior Management Team	Dom Serafino	CEO, Venus Concept
	Domenic Della Penna	CFO, Venus Concept
	Mark Hair	CFO, Restoration Robotics
New Board of Directors (9)	Juliet Bakker	Longitude Capital
	Scott Barry	EW Healthcare Partners
	Garheng Kong	HealthQuest Capital
	Louise Lacchin	Former Financial Executive
	Fritz LaPorte	Former CFO, MAKO Surgical
	Fred Moll	CEO, Auris Health
	Tony Natale	Aperture Venture Partners
	Dom Serafino	CEO, Venus Concept
	Keith Sullivan	Interim CCO, Restoration Robotics

VenusConcept Restoration Robotics
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Pro Forma Shares Outstanding / Financial Profile

HAIR Shares Issued at Closing (millions)	• Venus Concept shareholders • Equity financing • Convertible debt financing	209.9 25.5 6.1
	At Closing	**Adjusted for Assumed 1-to-15 Reverse Stock Split (at Closing)**
Basic Shares Issued	• 241.4 million	• 16.1 million
Pro Forma Basic Shares Outstanding (1)	• 283.2 million	• 18.9 million
Financial Profile	**2019E** • Estimated $130-135 million revenue • Estimated high 60s% gross margin	

(1) Excludes ~56.9 mm dilutive securities outstanding including options, warrants and RSAs (or ~3.8 mm dilutive securities upon assumed 1-for-15 reverse stock split)

VenusConcept Restoration Robotics
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(NASDAQ: HAIR) ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 14(NASDAQ: HAIR) ©2019 Restoration Robotics, Inc. All Rights Reserved. Restoration Robotics, Inc. Confidential 14